FULBRIGHT & JAWORSKI L.L.P.

A REGISTERED LIMITED LIABILITY PARTNERSHIP
801 PENNSYLVANIA AVENUE, N.W.
WASHINGTON, D.C. 20004-2615

TELEPHONE: 202/662-0200
FACSIMILE: 202/662-4643

INTERNET ADDRESS:
SKLEIN@FULBRIGHT.COM

DIRECT DIAL NUMBER:
202/662-4796

HOUSTON
WASHINGTON, D.C.
AUSTIN
SAN ANTONIO
DALLAS
NEW YORK
LOS ANGELES
MINNEAPOLIS
LONDON
HONG KONG

July 15, 2002

02042624

VIA MESSENGER DELIVERY

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

Re: Sasol Limited
File No. 82-631

Dear Madam or Sir:

Pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended, we hereby submit to the Securities and Exchange Commission, on behalf of Sasol Limited, a Form CM15: Return of allotment of shares for the period June 5, 2002 to June 14, 2002.

Kindly acknowledge receipt of the enclosed material by date-stamping the attached copy of this letter and returning it to the waiting messenger. Please call me at (202) 662-4796 should you have any questions.

Sincerely,

Sean J. Klein

Enclosure

SJK/tlm

45201357.1

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

Return of allotment of shares

[Section 93(3)]

Registration No. of company
1979/003231/06

Name of company SASOL LIMITED

RECD S.E.C.
JUL 1 5 2002
1086

1. Date of allotment of shares 5 June 2002 - 14 June 2002

2. Authorized capital of company:

No Par Value		Par Value			
Number of Shares	Class of Shares	Number of Shares	Class of Shares	Nominal Amount of each share R	Authorized Capital R
1 175 000 000	Ordinary				
1 175 000 000	Total			Total	

3. Shares subscribed for in memorandum of association:

No Par Value		Par Value			
Number of Shares	Class of Shares	Number of Shares	Class of Shares	Nominal Amount of each Share R	Total Amount Paid-up R
7	Ordinary				
Total: 7	Total			Total	

To be completed by company.

Acknowledgement of receipt of return of allotments, dated 25 June 2002

Name of company SASOL LIMITED

Postal address P O Box 5486
JOHANNESBURG 2000

Date of receipt by Registrar of Companies
Date of stamp of companies Registration Office
Registrar of Companies

JUL.10.2002 12:43 27114413229 SASOL LTD CO SEC SERVICES #4694 P.002
Received 07/10/2002 06:45 in 13:08 on line [1] for WO FAXPrinted07/10/2002 06:58 * Pg 2/38

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum

No Par Value				Par Value			
Number of Shares	Class of Shares	Issue Price per Share R	Stated Capital R	Number of Shares	Class of Shares	Nominal amount of each share R	Amount of Issued paid-up Capital R
666 842 225	Ordinary	4,08	2 720 437 043				
666 842 225		Total	2 720 437 043	Total: 0		Total	

Summary of issued capital prior to allotment:

Amount of issued paid-up capital

Stated capital R 2 720 437 043,00*

Premium account *Before deduction of interim expenses, commission and cost of shares issued

Total issued capital R 2 720 437 043,00*

5. Shares comprising this allotment:

No Par Value				Par Value				
Number of Shares	Class of Shares	Issue Price per Share R	Stated Capital R	Number of Shares	Class of Shares	Nominal amount of each Share R	Premium on each share R	Total amount of paid-up capital and premium, if any R
26 500	Ordinary	42	1 082 500					
Total: 26500		Total	1 082 500	Total: 0			Total	

6. (a) Shares alloted otherwise than for cash:

No Par Value				Par Value				
Number of Shares	Class of Shares	Issue Price per Share R	Deemed stated capital	Number of Shares	Class of Shares	Nominal amount of each share R	Premium on each share R	Total amount of capital deemed to be paid-up R
Total: 0		Total		Total: 0			Total	

(b) The consideration for which the shares have been alloted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

(c) The names and addresses of the allottees:

Name of Allottee	Address of Allottee	Number of Shares	Description of Shares Allotted
SEE ATTACHED ADDENDUM			

JUL.10.2002 12:43 27114413229 SASOL LTD CO SEC SERVICES #4694 P.003
Received 07/10/2002 06:45 in 13:08 on line [1] for WO FAXPrinted07/10/2002 06:58 * Pg 3/38

7. Issued Capital on Date of this Return:

No Par Value			
Number of shares	Class of shares	Issue price per share R	Stated capital R
666 842 225	Ordinary	4,08	2 720 437 043
26 500	Ordinary	42,00	1 082 500
	Total: 666868725	Total	2 721 519 543

Issued Capital at Date of this Return:

Par Value					
Number of Shares	Class of Shares	Nominal Amount of each share R	Premium on each share R	Total Premium Account R	Total amount of paid-up capital excluding premium R
Total: 0			Total		

Summary of issued capital as at the date of this return:

Amount of issued paid-up capital	
Stated capital	R 2 721 519 543,00*
Premium account	
Total issued capital	R 2 721 519 543,00*

Certified correct.

Date 25 JUNE 2002 Signature [signature]

E MARX
SENIOR ADVISOR
COMPANY SECRETARIAL SERVICES
SASOL LIMITED

Rubber stamp of company, if any, or of secretaries.

**Before deduction of interim expenses referred to in paragraph 4 and net expenses with the allotment of these 26 500 shares.*

Calculation errors occurred with regard to all three totals. These have been rectified on this allotment. See attached CM15's to indicate previous errors.

DATE	NUMBER OF SHARES ISSUED	PRICE	SHARE CAPITAL PLUS COSTS	TOTAL STATED CAPITAL
Balance B/F	16 169 400		2 720 437 043,00	666 842 225,00
05/06/02	300	25,10	7 530,00	666 842 525,00
05/06/02	2 000	29,75	59 500,00	666 844 525,00
10/06/02	3 200	38,05	121 760,00	666 847 725,00
11/06/02	700	42,30	29 610,00	666 848 425,00
11/06/02	3 300	38,05	125 565,00	666 851 725,00
11/06/02	700	51,00	35 700,00	666 852 425,00
12/06/02	1 200	38,05	45 660,00	666 853 625,00
13/06/02	2 300	42,30	97 290,00	666 855 925,00
13/06/02	1 400	57,50	80 500,00	666 857 325,00
13/06/02	2 900	35,75	103 675,00	666 860 225,00
14/06/02	1 500	42,30	63 450,00	666 861 725,00
14/06/02	600	57,50	34 500,00	666 862 325,00
14/06/02	4 400	40,40	177 760,00	666 866 725,00
14/06/02	2 000	50,00	100 000,00	666 868 725,00
Sub Total	**26 500**	**588,05**	**1 082 500,00**	
Total	**16 195 900**	**42,00**	**2 721 519 543,00**	**666 868 725,00**

Errors
25/6/2002

JUL.10.2002 12:44 27114413229 SASOL LTD CO SEC SERVICES #4694 P.005
Received 07/10/2002 06:45 in 13:08 on line [1] for WO FAXPrinted07/10/2002 06:58 * Pg 5/38

Receipt of Share Sale Schedule
Date: 5/6/02
Time: 14:38
Signature: [signature]

ADDENDUM
SASOL SHARE INCENTIVE SCHEME
5 JUNE 2002

ELECTRONIC ISSUE OF SHARES

[illegible]	NAME	Postal Address	NUMBER OF SHARES	OFFER PRICE PER SHARE	TOTAL PURCHASE PRICE	ALLOTMENT DUTY	OFFER DATE
U340	MYLIN FAMILY TRUST BASSON, CONRAD MILES	10 VAN BRUGGEN STREET, SASOLBURG, 1947	300	25.10	7530.00	18.85	28-Sep-98
TOTAL = R25.10			300		7530.00	18.85	
U340	MYLIN FAMILY TRUST BASSON, CONRAD MILES	10 VAN BRUGGEN STREET, SASOLBURG, 1947	2000	29.75	59500.00	148.75	27-Feb-95
TOTAL = R29.75			2000		59500.00	148.75	
GRAND TOTAL			2300		67030.00	167.60	

APPROVED BY SHARE TRUST ADMINISTRATOR: [signature]

C Mutzuris
Company Secretarial
Services Manager
SASOL LIMITED

Receipt of Share Sale Schedule
Date: 10/06/02
Time: 14h00
Signature: [signature]

ADDENDUM
SASOL SHARE INCENTIVE SCHEME

10 JUNE 2002

TRADING OF SHARES

C/N	NAME	COMPANY	NUMBER OF SHARES	OFFER PRICE PER SHARE	TOTAL PURCHASE PRICE	ALLOTMENT DUTY	OFFER DATE	SELLING PRICE
60401108	COETZEE, SALIDOR CHRISTOFFEL	SASOL POLYMERS	500	38.05	19025.00	47.60	20-Apr-00	115.00
00142000	JOUBERT, LEON	SASOL POLYMERS	2700	38.05	102735.00	256.85	20-Apr-00	113.50
TOTAL : R38.05			3200		121,760.00	304.45		
GRAND TOTAL			3200		121,760.00	304.45		

APPROVED BY SHARE TRUST ADMINISTRATOR: [signature]

[signature] 11/06/02 14h00

C Mutzuris
Company Secretarial
Services Man...
SASOL LIMIT...

Received 07/10/2002 06:45 in 13:08 on line [1] for WO FAXPrinted07/10/2002 06:58 * Pg 8/38
JUL.10'2002 12:45 27114413229 SASOL LTD CO SEC SERVICES #4694 P.008

Receipt of Share Sale Schedule
Date: 11/6/02
Time: 14:00
Signature:

ADDENDUM
SASOL SHARE INCENTIVE SCHEME
11 JUNE 2002

ELECTRONIC ISSUE OF SHARES

C/N	NAME	Postal Address	NUMBER OF SHARES	OFFER PRICE PER SHARE	TOTAL PURCHASE PRICE	ALLOTMENT DUTY	OFFER DATE
U975	ROELOFSE, ANDRIES JOHANNES	27 SIBELIUS STREET, VANDERBIJLPARK, 1900	700	42.30	29610.00	74.05	29-Oct-99
TOTAL R42.30			700		29610.00	74.05	
3296	LOUW, DEON	P O BOX 1764, VANDERBIJLPARK, 1900	3300	38.05	125565.00	313.95	20-Apr-00
TOTAL R38.05			3300		125565.00	313.95	
GRAND TOTAL			4000		155175.00	388.00	

APPROVED BY SHARE TRUST ADMINISTRATOR: pp [signature]

C Mutzuris
Maatskappy Sekretariële
Dienste Bestuurder
SASOL BEPERK

12/6/02
081100

Received 07/10/2002 06:45 in 13:08 on line [1] for WO FAXPrinted07/10/2002 06:58 * Pg 9/38
JUL.10'2002 12:46 27114413229 SASOL LTD CO SEC SERVICES #4694 P.009

Receipt of Share Sale Schedule
Date: 11/6/02
Time: 16:00
Signature: ....

ADDENDUM
SASOL SHARE INCENTIVE SCHEME

11 JUNE 2002

TRADING OF SHARES

C/N	NAME	COMPANY	NUMBER OF SHARES	OFFER PRICE PER SHARE	TOTAL PURCHASE PRICE	ALLOTMENT DUTY	OFFER DATE	SELLING PRICE
U277	DU PLESSIS, GERHARDUS JACOBUS	SASTECH ROSEBANK	700	51.00	35700.00	89.25	4-May-98	112.90
TOTAL	R51.00		700		35,700.00	89.25		
GRAND TOTAL			700		35,700.00	89.25		

APPROVED BY SHARE TRUST ADMINISTRATOR: pp [signature]

C Mutzuris
Maatskappy Sekretariële
Dienste Bestuurder
SASOL BEPERK
12/06/02
10h00

Receipt of Share Sale Schedule	
Date:	12/6/02
Time:	14.41
Signature:	[signature]

ADDENDUM
SASOL SHARE INCENTIVE SCHEME

12 JUNE 2002

TRADING OF SHARES

C/N	NAME	COMPANY	NUMBER OF SHARES	OFFER PRICE PER SHARE	TOTAL PURCHASE PRICE	ALLOTMENT DUTY	OFFER DATE	SELLING PRICE
00401367	BARRETO, JOSE MANUEL	SASOL POLYMERS	1200	38.05	45660.00	114.15	20-Apr-00	110 20
TOTAL R38.05			1200		45,660.00	114.15		
GRAND TOTAL			1200		45,660.00	114.15		

APPROVED BY SHARE TRUST ADMINISTRATOR: [signature]

C Mutzuris
Maatskappy Sekretariële
Dienste Bestuurder
SASOL BEPERK
[signature]
14/6/02.
08h30

Received 07/10/2002 06:45 in 13:08 on line [1] for WO_FAXPrinted07/10/2002 06:58 * Pg 11/38
JUL.10'2002 12:46 27114413229 SASOL LTD CO SEC SERVICES #4694 P.011

Receipt of Share Sale Schedule
Date: 13/6/02
Time: 14h00
Signature: [signature]

ADDENDUM
SASOL SHARE INCENTIVE SCHEME
13 JUNE 2002

TRADING OF SHARES

C/N	NAME	COMPANY	NUMBER OF SHARES	OFFER PRICE PER SHARE	TOTAL PURCHASE PRICE	ALLOTMENT DUTY	OFFER DATE	SELLING PRICE
U088	DU TOIT, FRANCOIS JACOBUS	SASTECH SASOLBURG	700	42.30	29610.00	74.05	29-Oct-99	110.00
9587	VAN NIEKERK, FREDERICK ERNST	SASOL SCI	1600	42.30	67680.00	169.20	29-Oct-99	111.50
TOTAL R42.30			2300		97 290.00	243.25		
U088	DU TOIT, FRANCOIS JACOBUS	SASTECH SASOLBURG	600	57.50	34500.00	86.25	24-Nov-97	110.00
9587	VAN NIEKERK, FREDERICK ERNST	SASOL SCI	800	57.50	46000.00	115.00	24-Nov-97	111.50
TOTAL R57.50			1400		80 500.00	201.25		
U088	DU TOIT, FRANCOIS JACOBUS	SASTECH SASOLBURG	2900	35.75	103675.00	259.20	31-Oct-94	110.40/110.00
TOTAL R35.75			2900		103 675.00	259.20		
GRAND TOTAL			6600		281 465.00	703.70		

APPROVED BY SHARE TRUST ADMINISTRATOR: pp [signature]

C Mutzuris
Maatskappy Sekretariële
Dienste Bestuurder
SASOL BEPERK
14/6/02 09h00 [signature]

Received 07/10/2002 06:45 in 13:08 on line [1] for WO_FAXPrinted07/10/2002 06:58 * Pg 12/38
JUL.10'2002 12:47 27114413229 SASOL LTD CO SEC SERVICES #4694 P.012

Receipt of Share Sale Schedule
Date: 14/6/02
Time: 14:00
Signature: [signature]

ADDENDUM
SASOL SHARE INCENTIVE SCHEME

14 JUNE 2002

TRADING OF SHARES

[illegible]	[illegible]	COMPANY	NUMBER OF SHARES	OFFER PRICE PER SHARE	TOTAL PURCHASE PRICE	ALLOTMENT DUTY	OFFER DATE	[illegible]
SCE1	WEBSTER, HELEN MARIE	SASOL CHEMICALS EUROPE	900	42.30	38070.00	95.20	29-Oct-99	110.50/110.60
C128	HOLSCHER, JOHANNES HENDRIK	SASOL SYNFUELS	600	42.30	25380.00	63.45	29-Oct-99	109.80
TOTAL – R42…			1500		63,450.00	158.65		
SCE1	WEBSTER, HELEN MARIE	SASOL CHEMICALS EUROPE	600	57.50	34500.00	86.25	24-Nov-97	110.50
TOTAL – R57…			600		34,500.00	86.25		
SCE1	WEBSTER, HELEN MARIE	SASOL CHEMICALS EUROPE	4400	40.40	177760.00	444.40	28-Feb-00	110.50/110.51
TOTAL – R40…			4400		177,760.00	444.40		
SCE1	WEBSTER, HELEN MARIE	SASOL CHEMICALS EUROPE	2000	50.00	100000.00	250.00	2-Sep-96	110.50
TOTAL – R50…			2000		100,000.00	250.00		
GRAND TOTAL			8500		375,710.00	939.30		

APPROVED BY SHARE TRUST ADMINISTRATOR: [signature]

C Mutzuris
Company Secretarial
Services Manager
SASOL LIMITED
18/6/02
14h00

COMPANIES ACT, 1973

Return of allotment of shares

[Section 93(3)]

Registration No. of company
1979/003231/06

Name of company SASOL LIMITED

1. Date of allotment of shares 12 April 2002 – 31 May 2002

2. Authorized capital of company:

No Par Value		Par Value			
Number of Shares	Class of Shares	Number of Shares	Class of Shares	Nominal Amount of each share R	Authorized Capital R
1 175 000 000	Ordinary				
1 175 000 000	Total			Total	

3. Shares subscribed for in memorandum of association:

No Par Value		Par Value			
Number of Shares	Class of Shares	Number of Shares	Class of Shares	Nominal Amount of each Share R	Total Amount Paid up R
7	Ordinary				
Total: 7	Total			Total	

To be completed by company.

Acknowledgement of receipt of return of allotments, dated 5 June 2002

Name of company SASOL LIMITED

Postal address P O Box 5486
JOHANNESBURG 2000

Date of receipt by Registrar of Companies
Date of stamp of companies Registration Office
Registrar of Companies

JUL.10.2002 12:47 27114413229 SASOL LTD CO SEC SERVICES #4694 P.013
Received 07/10/2002 06:45 in 13:08 on line [11] for WO FAXPrinted07/10/2002 06:58 * Pg 13/38

No Par Value				Par Value			
Number of Shares	Class of Shares	Issue Price per Share R	Stated Capital R	Number of Shares	Class of Shares	Nominal amount of each share R	Amount of Issued paid-up Capital R
~~668 565 625~~	Ordinary	2.59	~~2 707 646 158~~				
Total: ~~666565625~~ 666 566 725		Total	~~2 707 646 158~~ 2 709 622 973	Total: 0		Total	

Summary of issued capital prior to allotment:

Amount of issued paid-up capital

Stated capital ~~R 2 707 646 158.00~~

Premium account *Before deduction of interim expenses, commission and cost of shares issued

Total issued capital ~~R 2 707 646 158.00~~ R2 709 622 973

5. Shares comprising this allotment:

No Par Value				Par Value				
Number of Shares	Class of Shares	Issue Price per Share R	Stated Capital R	Number of Shares	Class of Shares	Nominal amount of each Share R	Premium on each share R	Total amount of paid-up capital and premium, if any R
~~271 300~~	Ordinary	27,33	~~10 636 410~~					
Total: ~~271 300~~ 275 500		Total	~~10 636 410~~ 10 814 070	Total: 0			Total	

6. (a) Shares alloted otherwise than for cash:

No Par Value				Par Value				
Number of Shares	Class of Shares	Issue Price per Share R	Deemed stated capital	Number of Shares	Class of Shares	Nominal amount of each share R	Premium on each share R	Total amount of capital deemed to be paid-up R
Total: 0		Total		Total: 0			Total	

(b) The consideration for which the shares have been alloted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

(c) The names and addresses of the allottees:

Name of Allottee	Address of Allottee	Number of Shares	Description of Shares Allotted
SEE ATTACHED ADDENDUM			

JUL.10.2002 12:48 27114413229 SASOL LTD CO SEC SERVICES #4694 P.014
Received 07/10/2002 06:45 in 13:08 on line [1] for WO_FAXPrinted07/10/2002 06:58 * Pg 14/38

7. Issued Capital on Date of this Return:

No Par Value			
Number of shares	Class of shares	Issue price per share R	Stated capital R
~~666 565 625~~ 666 566 725	Ordinary	2,59	~~2 707 646 158~~ 2 709 622 973
~~271 300~~ 275 300	Ordinary	27,33	~~10 636 410~~ 10 814 070
Total: ~~666 836 925~~		Total	~~2 718 282 568~~ 2 720 437 043

Issued Capital at Date of this Return:

Par Value					
Number of Shares	Class of Shares	Nominal Amount of each share R	Premium on each share R	Total Premium Account R	Total amount of paid-up capital excluding premium R
Total: 0			Total		

Summary of issued capital as at the date of this return:

Amount of Issued paid-up capital	
Stated capital	~~R 2 718 282 568,00~~
Premium account	
Total issued capital	~~R 2 718 282 568,00~~ R 2 720 437 043

Certified correct.

Date 05 JULY 2002 Signature [signature]

C MUTZURIS
COMPANY SECRETARIAL SERVICES MANAGER
SASOL LIMITED

Rubber stamp of company, if any, or of secretaries.

**Before deduction of interim expenses referred to in paragraph 4 and net expenses with the allotment of these 271 300 shares.*

Received 07/10/2002 06:45 in 13:08 on line [1] for WO_FAXPrinted07/10/2002 06:58 * Pg 16/38
JUL.10'2002 12:48 27114413229 SASOL LTD CO SEC SERVICES #4694 P.016

Receipt of Share Sale Schedule
Date: 30/5/02
Time: 12:45
Signature: [signature]

ADDENDUM
SASOL SHARE INCENTIVE SCHEME
30 MAY 2002

ELECTRONIC ISSUE OF SHARES

C/N	NAME	Postal Address	NUMBER OF SHARES	OFFER PRICE PER SHARE	TOTAL PURCHASE PRICE	ALLOT-MENT DUTY	OFFER DATE
A952	ROBINSON, ROBERT	P O BOX 494, RUIMSIG, 1732	4200	42.30	177660.00	444.15	29-Oct-99
4230			4200		177660.00	444.15	
GRAND TOTAL			4200		177660.00	444.15	

APPROVED BY SHARE TRUST ADMINISTRATOR: [signature]

C Mutzuris
Maatskappy Sekretariële
Dienste Bestuurder
SASOL BEPERK
03/06/02
14h00

COMPANIES ACT, 1973

Return of allotment of shares

[Section 93(3)]

Registration No. of company
1979/003231/06

Name of company SASOL LIMITED

1. Date of allotment of shares 13 March 2002 - 11 April 2002

2. Authorized capital of company:

No Par Value		Par Value			
Number of Shares	Class of Shares	Number of Shares	Class of Shares	Nominal Amount of each share R	Authorized Capital R
1 175 000 000	Ordinary				
1 175 000 000	Total			Total	

3. Shares subscribed for in memorandum of association:

No Par Value		Par Value			
Number of Shares	Class of Shares	Number of Shares	Class of Shares	Nominal Amount of each Share R	Total Amount Paid up R
7	Ordinary				
Total: 7	Total			Total	

To be completed by company.

Acknowledgement of receipt of return of allotments, dated 11 April 2002

Name of company SASOL LIMITED

Postal address P O Box 5486
Johannesburg 2000

Date of receipt by Registrar of Companies

Date of stamp of companies Registration Office

Registrar of Companies

No Par Value				Par Value			
Number of Shares	Class of Shares	Issue Price per Share R	Stated Capital R	Number of Shares	Class of Shares	Nominal amount of each share R	Amount of issued paid-up Capital R
~~666 280 875~~	Ordinary	2.59	~~2695906555.50~~				
Total: ~~666 280 875~~		Total	~~2695906555.50~~	Total: 0		Total	

666 281 975   2 697 883 370,50

Summary of issued capital prior to allotment:

Amount of issued paid-up capital

Stated capital   ~~R 2 695 906 555,50~~

Premium account   *Before deduction of interim expenses, commission and cost of shares issued

Total issued capital   ~~R 2 695 906 555,50~~

R 2 697 883 370,

5. Shares comprising this allotment:

No Par Value				Par Value				
Number of Shares	Class of Shares	Issue Price per Share R	Stated Capital R	Number of Shares	Class of Shares	Nominal amount of each Share R	Premium on each share R	Total amount of paid-up capital and premium, if any R
284 750	Ordinary	43,3	11739602.50					
Total: 284750		Total	11739602.50	Total: 0			Total	

6. (a) Shares alloted otherwise than for cash:

No Par Value				Par Value				
Number of Shares	Class of Shares	Issue Price per Share R	Deemed stated capital	Number of Shares	Class of Shares	Nominal amount of each share R	Premium on each share R	Total amount of capital deemed to be paid-up R
Total: 0		Total		Total: 0			Total	

(b) The consideration for which the shares have been alloted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

(c) The names and addresses of the allottees:

Name of Allottee	Address of Allottee	Number of Shares	Description of Shares Allotted
SEE ATTACHED ADDENDUM			

7. Issued Capital on Date of this Return:

No Par Value			
Number of shares	Class of shares	Issue price per share	Stated capital
666 281 975		R	R
~~666-280-875~~	Ordinary	2.59	~~2695906555.50~~ 2 697 883 370,50
284 750	Ordinary	43,30	11739602.50
Total: ~~666565625~~ 666 566 725		Total	~~2707646158.00~~ 2 709 622 973

Issued Capital at Date of this Return:

Par Value					
Number of Shares	Class of Shares	Nominal Amount of each share R	Premium on each share R	Total Premium Account R	Total amount of paid-up capital excluding premium R
Total: 0			Total		

Summary of issued capital as at the date of this return:

Amount of issued paid-up capital

Stated capital ~~R 2 707 646 158.00~~

Premium account

Total issued capital ~~R 2 707 646 158.00~~ R2 709 622 973

Certified correct.

Date 12/4/2002 Signature [signature]

E MARX
ON BEHALF OF COMPANY
SECRETARIAL SERVICES MANAGER,
SASOL LIMITED

Rubber stamp of company, if any, or of secretaries.

**Before deduction of interim expenses referred to in paragraph 4 and net expenses with the allotment of theses 284 750 shares.*

COMPANIES ACT, 1973

Return of allotment of shares

[Section 93(3)]

Registration No. of company
1979/003231/06

Name of company SASOL LIMITED

1. Date of allotment of shares 14 February 2002 - 12 March 2002

2. Authorized capital of company:

No Par Value		Par Value			
Number of Shares	Class of Shares	Number of Shares	Class of Shares	Nominal Amount of each share R	Authorized Capital R
1 175 000 000	Ordinary				
1 175 000 000	Total			Total	

3. Shares subscribed for in memorandum of association:

No Par Value		Par Value			
Number of Shares	Class of Shares	Number of Shares	Class of Shares	Nominal Amount of each Share R	Total Amount Paid up R
7	Ordinary				
Total: 7	Total			Total	

To be completed by company.

Acknowledgement of receipt of return of allotments, dated 13 March 2002

Name of company SASOL LIMITED

Postal address P O Box 5488
Johannesburg 2000

Date of receipt by Registrar of Companies
Date of stamp of companies Registration Office
Registrar of Companies

JUL.10.2002 12:50 27114413229 SASOL LTD CO SEC SERVICES #4694 P.020
Received 07/10/2002 06:45 in 13:08 on line [1] for WO FAXPrinted07/10/2002 06:58 * Pg 20/38

No Par Value				Par Value			
Number of Shares	Class of Shares	Issue Price per Share	Stated Capital	Number of Shares	Class of Shares	Nominal amount of each share	Amount of Issued paid-up Capital
		R	R			R	R
666 041 675 ~~686 031 525~~	Ordinary	2,59	~~2686399990.50~~				
Total: ~~666031526~~ 666 041 675		Total	~~2666399990.50~~ 2 688 376 805,50	Total: 0		Total	

Summary of issued capital prior to allotment:

Amount of issued paid-up capital

Stated capital ~~R 2 686 399 990.50~~

Premium account *Before deduction of interim expenses, commission and cost of shares issued

Total issued capital ~~R 2 686 399 990.50~~ R2 688 376 805,

5. Shares comprising this allotment:

No Par Value				Par Value				
Number of Shares	Class of Shares	Issue Price per Share	Stated Capital	Number of Shares	Class of Shares	Nominal amount of each Share	Premium on each share	Total amount of paid-up capital and premium, if any
		R	R			R	R	R
240 300	Ordinary	42,79	9506565					
Total: 240300		Total	9506565	Total: 0			Total	

6. (a) Shares alloted otherwise than for cash:

No Par Value				Par Value				
Number of Shares	Class of Shares	Issue Price per Share	Deemed stated capital	Number of Shares	Class of Shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
		R				R	R	R
Total: 0		Total		Total: 0			Total	

(b) The consideration for which the shares have been alloted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

(c) The names and addresses of the allottees:

Name of Allottee	Address of Allottee	Number of Shares	Description of Shares Allotted
SEE ATTACHED ADDENDUM			

7. Issued Capital on Date of this Return:

No Par Value			
Number of shares	Class of shares	Issue price per share R	Stated capital R
~~666 040 575~~ 666 041 675	Ordinary	2.59	~~2686399990.50~~ 2 688 376 805,50
240 300	Ordinary	42,79	9506565.00
	Total: ~~666280875~~ 666 281 975	Total	~~2695906555.50~~ 2 697 883 370,50

Issued Capital at Date of this Return:

Par Value					
Number of Shares	Class of Shares	Nominal Amount of each share R	Premium on each share R	Total Premium Account R	Total amount of paid-up capital excluding premium R
Total: 0			Total		

Summary of issued capital as at the date of this return:

Amount of issued paid-up capital	
Stated capital	~~R 2 695 906 555,50~~
Premium account	
Total issued capital	~~R 2 695 906 555,50~~ R 2 697 883 370,50

Certified correct.

Date 13 March 2002 Signature

~~Director~~/Manager/~~Secretary~~

C Mutzuris
Company Secretarial Services Manager
SASOL LIMITED

Rubber stamp of company, if any, or of secretaries.

**Before deduction of interim expenses referred to in paragraph 4 and nett expenses with the allotment of these 240 300 shares.*

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

Return of allotment of shares

[Section 93(3)]

Registration No. of company
1979/003231/06

Name of company SASOL LIMITED

1. Date of allotment of shares 18 January 2002 – 7 February 2002

2. Authorized capital of company:

No Par Value		Par Value			
Number of Shares	Class of Shares	Number of Shares	Class of Shares	Nominal Amount of each share R	Authorized Capital R
1,175,000,000	Ordinary				
1,175,000,000	Total			Total	

3. Shares subscribed for in memorandum of association:

No Par Value		Par Value			
Number of Shares	Class of Shares	Number of Shares	Class of Shares	Nominal Amount of each Share R	Total Amount Paid-up R
7	Ordinary				
Total: 7	Total			Total	

To be completed by company.

Acknowledgement of receipt of return of allotments, dated 14 February 2002

Name of company SASOL LIMITED

Postal address P O Box 5486
Johannesburg 2000

Date of receipt by Registrar of Companies
Date of stamp of companies Registration Office
Registrar of Companies

JUL.10.2002 12:50 27114413229 SASOL LTD CO SEC SERVICES #4694 P.023
Received 07/10/2002 06:45 in 13:08 on line [11] for WO FAXPrinted07/10/2002 06:58 * Pg 23/38

... number of shares previously issued, paid-up capital and stated capital including shares subscribed for in the memorandum

No Par Value				Par Value			
Number of Shares	Class of Shares	Issue Price per Share R	Stated Capital R	Number of Shares	Class of Shares	Nominal amount of each share R	Amount of issued paid-up Capital R
~~666,031,625~~	Ordinary	2.59	~~2,685,982,428~~				
Total: ~~666031625~~ 666 032 625		Total	~~2,685,982,428~~ 2 687 959 243	Total: 0		Total	

Summary of issued capital prior to allotment:

Amount of issued paid-up capital

Stated capital ~~R 2,685,982,428.00~~

Premium account *Before deduction of interim expenses, commission and cost of share issued

Total issued capital ~~R 2,685,982,428.00~~ R2 687 959 24[illegible]

5. Shares comprising this allotment:

No Par Value				Par Value				
Number of Shares	Class of Shares	Issue Price per Share R	Stated Capital R	Number of Shares	Class of Shares	Nominal amount of each Share R	Premium on each share R	Total amount of paid-up capital and premium, if any R
9,050	Ordinary	45.29	417,562.50					
Total: 9050		Total	417,582.50	Total: 0			Total	

6. (a) Shares alloted otherwise than for cash:

No Par Value				Par Value				
Number of Shares	Class of Shares	Issue Price per Share R	Deemed stated capital	Number of Shares	Class of Shares	Nominal amount of each share R	Premium on each share R	Total amount of capital deemed to be paid-up R
Total: 0		Total		Total: 0			Total	

(b) The consideration for which the shares have been alloted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

(c) The names and addresses of the allottees:

Name of Allottee	Address of Allottee	Number of Shares	Description of Shares Allotted
SEE ATTACHED ADDENDUM			

7. Issued Capital on Date of this Return:

No Par Value			
Number of shares	Class of shares	Issue price per share	Stated capital
666 032 625		R	R
~~666,031,625~~	Ordinary	2.59	~~2,685,982,428.00~~ 2 687 959 243
9,050	Ordinary	45.29	417,562.50
	Total: ~~666,040,675~~ 666 041 675	Total	~~2,686,399,990.50~~ 2 688 376 805,50

Issued Capital at Date of this Return:

Par Value					
Number of Shares	Class of Shares	Nominal Amount of each share R	Premium on each share R	Total Premium Account R	Total amount of paid-up capital excluding premium R
Total: 0			Total		

Summary of issued capital as at the date of this return:

Amount of issued paid-up capital

Stated capital ~~R 2,685,389,990.50~~

Premium account

Total issued capital ~~R 2,686,806,990.50~~

R 2 688 376 805,50

Certified correct.

Date 18/2/2002 Signature [signature]

Manager

Rubber stamp of company, if any, or of secretaries.

ON BEHALF OF COMPANY SECRETARIAL SERVICES MANAGER, SASOL LTD

**Before deduction of interim expenses referred to in paragraph 4 and nett expenses with the allotment of these 9050 shares.*

JUL.10.2002 12:51 27114413229 SASOL LTD CO SEC SERVICES #4694 P.025
Received 07/10/2002 06:45 in 13:08 on line [1] for WO FAXPrinted07/10/2002 06:58 * Pg 25/38

Return of allotment of shares

[Section 93(3)]

Registration No. of company
1979/003231/06

Name of company SASOL LIMITED

1. Date of allotment of shares 18 December 2001 – 14 January 2002

2. Authorized capital of company:

No Par Value		Par Value			
Number of Shares	Class of Shares	Number of Shares	Class of Shares	Nominal Amount of each share R	Authorized Capital R
1,175,000,000	Ordinary				
1,175,000,000	Total			Total	

3. Shares subscribed for in memorandum of association:

No Par Value		Par Value			
Number of Shares	Class of Shares	Number of Shares	Class of Shares	Nominal Amount of each Share R	Total Amount Paid-up R
7	Ordinary				
Total: 7	Total			Total	

To be completed by company.

Acknowledgement of receipt of return of allotments, dated 17 January 2002

Name of company SASOL LIMITED

Postal address P O Box 5486

Johannesburg 2000

Date of receipt by Registrar of Companies
Date of stamp of companies Registration Office
Registrar of Companies

No Par Value				Par Value			
Number of Shares	Class of Shares	Issue Price per Share R	Stated Capital R	Number of Shares	Class of Shares	Nominal amount of each share R	Amount of Issued paid-up Capital R
~~665,860,625~~	Ordinary	2.59	~~2,679,914,228~~				
Total: ~~665860625~~ 665 857 095		Total	~~2,679,914,228~~ 2 679 816 018	Total: 0		Total	

Summary of issued capital prior to allotment:

Amount of issued paid-up capital

Stated capital ~~R 2,679,914,228.00~~

Premium account *Before deduction of interim expenses, commission and cost of share issued.

Total issued capital ~~R 2,679,914,228.00~~ R2 679 816 018

. Shares comprising this allotment:

No Par Value				Par Value				
Number of Shares	Class of Shares	Issue Price per Share R	Stated Capital R	Number of Shares	Class of Shares	Nominal amount of each Share R	Premium on each share R	Total amount of paid-up capital and premium, if any R
~~170,900~~	Ordinary	39.83	~~6,068,200~~					
Total: ~~170,900~~ 175 600		Total	~~6,068,200~~ 8 163 225	Total: 0			Total	

(a) Shares alloted otherwise than for cash:

No Par Value				Par Value				
Number of Shares	Class of Shares	Issue Price per Share R	Deemed stated capital	Number of Shares	Class of Shares	Nominal amount of each share R	Premium on each share R	Total amount of capital deemed to be paid-up R
Total: 0		Total		Total: 0			Total	

) The consideration for which the shares have been alloted is as follows*

A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or r service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in riting, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see erleaf.)

The names and addresses of the allottees:

Name of Allottee	Address of Allottee	Number of Shares	Description of Shares Allotted
E ATTACHED ADDENDUM			

7. Issued Capital on Date of this Return:

No Par Value			
Number of shares	Class of shares	Issue price per share	Stated capital
665 857 025		R	R
~~665,860,625~~	Ordinary	2.59	~~2,679,014,228~~ 2 679 816 018
~~170,900~~	Ordinary	39.83	~~6,058,300~~ 8 143 225
175 600			
	Total: ~~665,031,525~~ 666 032 625	Total	~~2,685,062,428~~ 2 687 959 243

Issued Capital at Date of this Return:

Par Value					
Number of Shares	Class of Shares	Nominal Amount of each share R	Premium on each share R	Total Premium Account R	Total amount of paid-up capital excluding premium R
Total: 0			Total		

Summary of issued capital as at the date of this return:

Amount of issued paid-up capital

Stated capital ~~R 2,685,032,428.00~~

Premium account

Total issued capital ~~R 2,685,952,428.00~~ R2 687 959 243

Certified correct

Date 17 JANUARY 2002 Signature [signature]

On behalf of Company Secretarial Services Manager

Rubber stamp of company, if any, or of secretaries.

**Before deduction of interim expenses referred to in paragraph 4 and nett expenses with the allotment of these ~~170,900~~ 175 600 shares.*

Received 07/10/2002 06:45 in 13:08 on line [1] for WO_FAXPrinted07/10/2002 06:58 * Pg 29/38
JUL.10'2002 12:52 27114413229 SASOL LTD CO SEC SERVICES #4694 P.029

Receipt of Share Sale Schedule
Date: 7/1/2002
Time: 13:30
Signature: [signature]

ADDENDUM
SASOL SHARE INCENTIVE SCHEME
7 JANUARY 2002

TRADING OF SHARES

C/N	NAME	COMPANY	NUMBER OF SHARES	OFFER PRICE PER SHARE	TOTAL PURCHASE PRICE	ALLOT-MENT DUTY	OFFER DATE	SELLING PRICE
0898	LAWRENCE, MARK	INTERNATIONAL	4000	29.75	119000.00	297.50	27-Feb-95	102.4
B420	PELSER, IZAK JACOBUS JEREMIAS	SSF	700	29.75	20825.00	52.10	27-Feb-95	102.4
TOTAL	R29.75		4700		139825.00	349.60		
GRAND TOTAL			**4700**		**139825.00**	**349.60**		

APPROVED BY SHARE TRUST ADMINISTRATOR: [signature]

C Mutzuris
Maatskappy Sekretariële
Dienste Bestuurder
SASOL BEPERK
6/01/02
08h00

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

Return of allotment of shares

[Section 93(3)]

Registration No. of company
1979/003231/06

Name of company SASOL LIMITED

1. Date of allotment of shares 23 November 2001 – 14 December 2001

2. Authorized capital of company:

No Par Value		Par Value			
Number of Shares	Class of Shares	Number of Shares	Class of Shares	Nominal Amount of each share R	Authorized Capital R
1,176,000,000	Ordinary				
1,176,000,000	Total			Total	

3. Shares subscribed for in memorandum of association:

No Par Value		Par Value			
Number of Shares	Class of Shares	Number of Shares	Class of Shares	Nominal Amount of each Share R	Total Amount Paid-up R
7	Ordinary				
Total: 7	Total			Total	

To be completed by company.

Acknowledgement of receipt of return of allotments, dated 19 December 2001

Name of company SASOL LIMITED

Postal address P O Box 5486
Johannesburg 2000

Date of receipt by Registrar of Companies
Date of stamp of companies Registration Office
Registrar of Companies

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum

No Par Value				Par Value			
Number of Shares	Class of Shares	Issue Price per Share R	Stated Capital R	Number of Shares	Class of Shares	Nominal amount of each share R	Amount of issued paid-up Capital R
~~665,601,025~~	Ordinary	2.59	~~2,667,806,203~~				
Total: ~~665,604,025~~ 665 598 395		Total	~~2,667,806,203~~ 2 667 707 993	Total: 0		Total	

Summary of issued capital prior to allotment:

Amount of issued paid-up capital

Stated capital ~~R 2,667,806,203.00~~

Premium account *Before deduction of interim expenses, commission and cost of shares issued

Total issued capital ~~R 2,667,806,203.00~~

R2 667 707 99

5. Shares comprising this allotment:

No Par Value				Par Value				
Number of Shares	Class of Shares	Issue Price per Share R	Stated Capital R	Number of Shares	Class of Shares	Nominal amount of each Share R	Premium on each share R	Total amount of paid-up capital and premium, if any R
258,700	Ordinary	46.25	12,108,025					
Total: 258700		Total	12,108,025	Total: 0			Total	

6. (a) Shares alloted otherwise than for cash:

No Par Value				Par Value				
Number of Shares	Class of Shares	Issue Price per Share R	Deemed stated capital	Number of Shares	Class of Shares	Nominal amount of each share R	Premium on each share R	Total amount of capital deemed to be paid-up R
Total: 0		Total		Total: 0			Total	

(b) The consideration for which the shares have been alloted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

(c) The names and addresses of the allottees:

Name of Allottee	Address of Allottee	Number of Shares	Description of Shares Alloted
SEE ATTACHED ADDENDUM			

JUL.10.2002 12:53 27114413229 SASOL LTD CO SEC SERVICES #4694 P.031
Received 07/10/2002 06:45 in 13:08 on line [11] for WO FAXPrinted07/10/2002 06:58 * Pg 31/38

7. Issued Capital on Date of this Return:

No Par Value			
Number of shares	Class of shares	Issue price per share R	Stated capital R
665 598 325 ~~665,601,925~~	Ordinary	2.59	~~2,667,806,203~~ 2 667 707 993
258,700	Ordinary	46.25	12,108,025
	Total: ~~665,860,625~~ 665 857 025	Total	~~2,679,914,228~~ 2 679 816 018

Issued Capital at Date of this Return:

Par Value					
Number of Shares	Class of Shares	Nominal Amount of each share R	Premium on each share R	Total Premium Account R	Total amount of paid-up capital excluding premium R
Total: 0			Total		

Summary of issued capital as at the date of this return:

Amount of issued paid-up capital

Stated capital ~~R 2,679,914,228.00~~

Premium account

Total issued capital ~~R 2,679,914,228.00~~ R2 679 816 018

Certified correct.*

Date 19 December 2001 Signature ______________

Manager

Rubber stamp of company, if any, or of secretaries.

**Before deduction of interim expenses referred to in paragraph 4 and nett expenses with the allotment of these 258,700 shares.*

JUL.10.2002 12:53 27114413229 SASOL LTD CO SEC SERVICES #4694 P.032
Received 07/10/2002 06:45 in 13:08 on line [1] for WO FAXPrinted07/10/2002 06:58 * Pg 32/38

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

Return of allotment of shares

[Section 93(3)]

Registration No. of company
1979/003231/06

Name of company SASOL LIMITED

1. Date of allotment of shares 25 October 2001 - 21 November 2001

2. Authorized capital of company:

No Par Value		Par Value			
Number of Shares	Class of Shares	Number of Shares	Class of Shares	Nominal Amount of each share R	Authorized Capital R
1,176,000,000	Ordinary				
1,175,000,000	Total			Total	

3. Shares subscribed for in memorandum of association:

No Par Value		Par Value			
Number of Shares	Class of Shares	Number of Shares	Class of Shares	Nominal Amount of each Share R	Total Amount Paid-up R
7	Ordinary				
Total: 7	Total			Total	

7

To be completed by company.

Acknowledgement of receipt of return of allotments, dated 22 November 2001

Name of company SASOL LIMITED

Postal address P O Box 5486
Johannesburg 2000

Date of receipt by Registrar of Companies
Date of stamp of companies Registration Office
Registrar of Companies

JUL.10.2002 12:53 27114413229 SASOL LTD CO SEC SERVICES #4694 P.033
Received 07/10/2002 06:45 in 13:08 on line [1] for WO FAXPrinted07/10/2002 06:58 * Pg 33/38

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum

No Par Value				Par Value			
Number of Shares	Class of Shares	Issue Price per Share R	Stated Capital R	Number of Shares	Class of Shares	Nominal amount of each share R	Amount of issued paid-up Capital R
~~685,200,325~~	Ordinary	2.59	~~2,651,773,113~~				
Total: ~~685,200,325~~ 665 196 785		Total	~~2,651,773,113~~ 2 651 666 013	Total: 0		Total	

Summary of issued capital prior to allotment:

Amount of issued paid-up capital	
Stated capital	~~R 2,651,773,113.00~~
Premium account	
Total issued capital	~~R 2,651,773,113.00~~ R2 651 666 01

5. Shares comprising this allotment:

No Par Value				Par Value				
Number of Shares	Class of Shares	Issue Price per Share R	Stated Capital R	Number of Shares	Class of Shares	Nominal amount of each Share R	Premium on each share R	Total amount of paid-up capital and premium, if any R
401,600	Ordinary	38.79	~~16,033,080~~					
Total: 401,600		Total	~~16,033,080~~ 16 041 980	Total: 0			Total	

6. (a) Shares alloted otherwise than for cash:

No Par Value				Par Value				
Number of Shares	Class of Shares	Issue Price per Share R	Deemed stated capital	Number of Shares	Class of Shares	Nominal amount of each share R	Premium on each share R	Total amount of capital deemed to be paid-up R
Total: 0		Total		Total: 0			Total	

(b) The consideration for which the shares have been alloted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. *(For particulars of allottees see overleaf.)*

(c) The names and addresses of the allottees:

Name of Allottee	Address of Allottee	Number of Shares	Description of Shares Allotted
SEE ATTACHED ADDENDUM			

7. Issued Capital on Date of this Return:

No Par Value			
Number of shares	Class of shares	Issue price per share	Stated capital
665 196 725		R	R
~~665,200,025~~	Ordinary	2.59	~~2,651,773,113~~ 2 651 666 013
401,800	Ordinary	38.79	~~16,032,090~~ 16 041 980
	Total: ~~665,601,825~~ 665 598 325	Total	~~2,667,806,203~~ 2 667 707 993

Issued Capital at Date of this Return:

Par Value					
Number of Shares	Class of Shares	Nominal Amount of each share R	Premium on each share R	Total Premium Account R	Total amount of paid-up capital excluding premium R
Total: 0			Total		

Summary of issued capital as at the date of this return:

Amount of issued paid-up capital

Stated capital ~~R 2,667,806,203.00~~

Premium account

Total issued capital ~~R 2,667,806,203.00~~

R 2 667 707 993

Certified correct.

Date 22 November 2001 Signature

Manager

Rubber stamp of company, if any, or of secretaries.

JUL.10.2002 12:54 27114413229 SASOL LTD CO SEC SERVICES #4694 P.035
Received 07/10/2002 06:45 in 13:08 on line [1] for WO FAXPrinted07/10/2002 06:58 * Pg 35/38

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

Return of allotment of shares

[Section 93(3)]

Registration No. of company
1979/003231/06

Name of company SASOL LIMITED

1. Date of allotment of shares 3 October 2001 - 18 October 2001

2. Authorized capital of company:

No Par Value		Par Value			
Number of Shares	Class of Shares	Number of Shares	Class of Shares	Nominal Amount of each share R	Authorized Capital R
1,175,000,000	Ordinary				
Total: 1175000000	Total			Total	

3. Shares subscribed for in memorandum of association:

No Par Value		Par Value			
Number of Shares	Class of Shares	Number of Shares	Class of Shares	Nominal Amount of each Share R	Total Amount Paid-up R
7	Ordinary				
Total: 7	Total			Total	

To be completed by company.

Acknowledgement of receipt of return of allotments, dated 25 October 2001

Name of company SASOL LIMITED

Postal address P O Box 5486
Johannesburg 2000

Date of receipt by Registrar of Companies

Date of stamp of companies Registration Office

Registrar of Companies

... up capital and stated capital, including shares subscribed for in the memorandum

No Par Value				Par Value			
Number of Shares	Class of Shares	Issue Price per Share R	Stated Capital R	Number of Shares	Class of Shares	Nominal amount of each share R	Amount of Issue paid-up Capital R
665,168,825	Ordinary	2.69	2,650,522,663				
Total: 665,168,825		Total	2,650,522,663	Total: 0		Total	

Summary of issued capital prior to allotment:

Amount of issued paid-up capital

Stated capital R 2,650,522,663

Premium account *Before deduction of interim expenses, commission and cost of shares issued

Total issued capital R 2,650,522,663

5. Shares comprising this allotment:

No Par Value				Par Value				
Number of Shares	Class of Shares	Issue Price per Share R	Stated Capital R	Number of Shares	Class of Shares	Nominal amount of each Share R	Premium on each share R	Total amount of paid-up capital and premium, if any R
~~34,500~~	Ordinary	38,77	~~1,250,450~~					
30 900			1143350					
Total: ~~34,500~~ 30 900		Total	~~1,250,450~~ 1143350	Total: 0			Total	

6. (a) Shares alloted otherwise than for cash:

No Par Value				Par Value				
Number of Shares	Class of Shares	Issue Price per Share R	Deemed stated capital	Number of Shares	Class of Shares	Nominal amount of each share R	Premium on each share R	Total amount of capital deemed to be paid-up R
Total: 0		Total		Total: 0			Total	

) The consideration for which the shares have been alloted is as follows*

copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in iting, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see erleaf.)

The names and addresses of the allottees:

Name of Allottee	Address of Allottee	Number of Shares	Description of Shares Allotted
E ATTACHED ADDENDUM			

7. Issued Capital on Date of this Return:

No Par Value			
Number of shares	Class of shares	Issue price per share R	Stated capital R
665,165,825	Ordinary	2.59	2,650,522,663
~~34,500~~	Ordinary	36,77	~~1,250,450~~
30 900			1143 350
Total: ~~665,200,325~~ 665 196 725		Total	~~2,651,773,113~~ 2 651 666 013

Issued Capital at Date of this Return:

Par Value					
Number of Shares	Class of Shares	Nominal Amount of each share R	Premium on each share R	Total Premium Account R	Total amount of paid-up capital excluding premium R
Total: 0			Total		

Summary of issued capital as at the date of this return:

Amount of issued paid-up capital	
Stated capital	~~R 2,651,773,113~~
Premium account	
Total issued capital	~~R 2,651,773,113~~ R2 651 666 013

Certified correct.

Date ____________________ Signature ____________________
Manager

Rubber stamp of company, if any, or of secretaries.

*Before deduction of interim expenses referred to in paragraph 4 and nett expenses with the allotment of these ~~34,500~~ 30 900 shares.